UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

SKEENA RESOURCES LIMITED

B.	(1) This is an (check one):

☒	original filing for the Filer.

☐	amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	SKEENA RESOURCES LIMITED
Form type:	Registration Statement on Form F-10
File Number (if known):	333-285911
Filed by:	SKEENA RESOURCES LIMITED
Date Filed (if filed concurrently, so indicate):	March 19, 2025 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of:

British Columbia, Canada

and has its principal place of business at:

1133 Melville Street, Suite 2600

Vancouver, British Columbia,

Canada V6E 4E5

(604) 684-8725

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at:

28 Liberty Street

New York, New York 10005

(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)          any investigation or administrative proceeding conducted by the Commission; and

(b)          any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.          The Filer, in connection with the use of Form F-10, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.          The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 19th day of March, 2025.

Filer:		SKEENA RESOURCES LIMITED

	By:	/s/ Andrew MacRitchie
		Name:	Andrew MacRitchie
		Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

C T CORPORATION SYSTEM
(Agent for Service)

By:	/s/ Kendra Jesus
Name: Kendra Jesus
Title: Vice President
Date: March 19, 2025